Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

ETN and index data as of Dec. 31, 2013 Description
The PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes (UUPT)
and PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes
(UDNT) (collectively, the "PowerShares DB US Dollar Futures ETNs," or the
"ETNs") provide investors a way to take a short or leveraged view on the performance of a US dollar futures index.

The PowerShares DB US Dollar Futures ETNs are based on the Deutsche Bank Long
US Dollar Index([R]) (USDX) Futures Index -- Excess Return(TM) (the "USDX
Futures Index"), which is intended to measure the performance of a long investment in US Dollar Index Futures, as described below.

PowerShares DB US Dollar Futures
ETN and Index Data
Ticker symbols
3x Long US Dollar Index Futures              UUPT
3x Short US Dollar Index Futures             UDNT
Intraday indicative value symbols
3x Long US Dollar Index Futures            UUPTIV
3x Short US Dollar Index Futures           UDNTIV
CUSIP symbols
3x Long US Dollar Index Futures        25154P873
3x Short US Dollar Index Futures       25154P881
Details
ETN price at inception                     $20.00
Inception date                         5/23/2011
Maturity date                          6/30/2031
Yearly investor fee                         0.95%
Leverage reset frequency                   Monthly
Listing exchange                        NYSE Arca

DB Long US Dollar Index Futures Index      USDUPX
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

UUPT      PowerShares DB 3x Long US Dollar Index Futures ETN
UDNT      PowerShares DB 3x Short US Dollar Index Futures ETN
---------------------------------------------------------

ETN and Index History (%)
                                                1 Year      3 Year
ETN Repurchase Value(1)
3x Long US Dollar Index Futures                 -3.51           --
3x Short US Dollar Index Futures                -1.19           --
ETN Market Price(2)
3x Long US Dollar Index Futures                 -1.81           --
3x Short US Dollar Index Futures                 0.17           --
Index History
USDX Futures Index                              -0.56       -1.14
Comparative Indexes(3)
SandP 500                                         32.39       16.18
Barclays U.S. Aggregate                         -2.02        3.26
------------------------------------------- ------- ------- -----------
Source: Invesco PowerShares, Bloomberg L.P.

 ETN Inception

        -1.11
        -5.43

        -0.23
        -2.23

         0.43

         16.48
         2.73
--

(1)      ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement and the following page). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value.
See "ETN Market Price" in this table. ETN repurchase value is based on a combination of three times the monthly returns for the 3x Long US Dollar Index
Futures ETNs, or three times the inverse monthly returns for the 3x Short US
Dollar Index Futures ETNs, from the USDX Futures Index plus the monthly returns from the DB 3-Month T-Bill Index (the "TBill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The TBill Index is intended to approximate the returns from investing in 3-month United States
Treasury bills on a rolling basis.
(2)      ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.
Index performance is for illustrative purposes only and does not represent actual PowerShares DB US Dollar Futures ETN performance. The inception date of the USDX Futures Index is Nov. 22, 2006. Index history does not reflect any transaction costs or expenses. The index is unmanaged, and you cannot invest directly in the index.
(3)      The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index(TM) is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.
PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

UUPT PowerShares DB **3x Long US Dollar Index Futures** ETN

UDNT PowerShares DB **3x Short US Dollar Index Futures** ETN

ETN data as of Dec. 31, 2013

Volatility (%)[1,4]	3x Long	3x Short
1 Year	19.98	20.09

1-Year Historical Correlation[1,4]	3x Long	3x Short
S&P 500	-0.11	0.11
Barclays U.S. Aggregate	-0.45	0.44

What are the PowerShares US Dollar Futures ETNs?

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month performance of an underlying index (the "Index") obtained by combining three times the returns for the 3x Long US Dollar Index Futures ETNs, or three times the inverse returns for the 3x Short US Dollar Index Futures ETNs, whether positive or negative, on the Deutsche Bank Long US Dollar Index® (USDX) Futures Index – Excess Return™, with returns on the DB 3-Month T-Bill Index, less the investor fees.

The DB Long US Dollar Index® (USDX) Futures Index seeks to measure the performance of a long position in the US Dollar Index Futures. The underlying assets of the US Dollar Index Futures are futures contracts traded on the ICE Futures US, Inc. whose underlying asset is the USDX®, which measures the performance of the US dollar against a weighted basket of six major world currencies: the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona and Swiss Franc (the "Index Currencies"). The price of US Dollar Index Futures are set by the market and reflect the foreign exchange futures prices for the underlying Index Currencies which in turn depend on the current exchange rates for the Index Currencies and the interest rate differential between the US dollar and the underlying Index Currencies. As such, increases in the USDX Futures Index generally reflect a strengthening of the US dollar compared to the Index Currencies and declines generally reflect a weakening of the US dollar compared to the Index Currencies.

Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the Index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time. Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB US Dollar Futures ETNs

Benefits

- Leveraged long or short notes
- Relatively low cost
- Intraday access
- Exchange traded

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on redemption
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

[4] Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of the ETN repurchase values.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

Each security offers investors exposure to the month-over-month performance of its respective Index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective Index during the term of the ETNs. The US Dollar Futures ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.**

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant Index has increased. If at any time the repurchase value of the ETNs is zero, your investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in US Dollar Index Futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares

© 2014 Invesco PowerShares Capital Management LLC

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